Exhibit 12.2

VALERO ENERGY CORPORATION

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)

Three Months Ended March 31, 2018
Earnings:
Income from continuing operations before income tax expense, excluding income from equity investees	$742
Add:
Fixed charges	192
Amortization of capitalized interest	10
Distributions from equity investees	5
Less:
Interest capitalized	(18)

Total earnings	$931

Fixed charges:
Interest and debt expense, net of capitalized interest	$121
Interest capitalized	18
Rental expense interest factor (a)	53

Total fixed charges	$192

Ratio of earnings to fixed charges	4.8 x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.